Exhibit 99.2

Ellomay Capital Reports Results for the Fourth Quarter of 2014

Announces Adoption of Dividend Distribution Policy

Tel-Aviv, Israel, March 18, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the year and fourth quarter ended December 31, 2014.

Fiscal Year 2014 Results (ending December 31st)
	FY 2014	FY 2013	CHANGE
Revenues	$15.8 million	$13.0 million	+21.5%
Gross Profit	$7.2 million	$6.6 million	+9.1%
Gross Margin	45.6%	50.8%	-5.2%
Operating profit	$10.2 million	$12.8 million	-20.3%
Adjusted EBITDA(1)	$11.7 million	$6.6 million	+77.3%
Net Income	$6.6 million	$10.1 million	-34.7%

(1) A reconciliation table of the Adjusted EBITDA is provided below

Financial Highlights

•
Revenues were approximately $15.8 million for the year ended December 31, 2014, compared to approximately $13 million for the year ended December 31, 2013. Operating expenses were approximately $3.1 million for the year ended December 31, 2014, compared to approximately $2.4 million for the year ended December 31, 2013. Depreciation expenses were approximately $5.5 million for the year ended December 31, 2014, compared to approximately $4 million for the year ended December 31, 2013. These increases resulted from the operations of our Spanish PV plants acquired on July 1, 2014 and the Italian PV plants acquired on June 26, 2013, all of which were not included in our results prior to their acquisition, slightly offset by relatively low radiation levels during the year ended December 31, 2014, the implementation of a new remuneration scheme in Spain adopted in 2014 effective from July 1, 2013 and a decrease in market prices of electricity in Italy.

•
Following the approval by the Italian parliament in August 2014 and the conversion into law of the Italian decree, executed by the Italian President in June 2014, providing for a decrease in the Feed-in-Tariff (“FiT”) guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW, the Company elected the option that will entail an approximate 8% reduction in the incentive over the remaining FiT period (originally 20 years starting the connection to the grid) commencing January 1, 2015 with respect to all of its Italian photovoltaic plants. During the fourth quarter of 2014, the Company reexamined the impairment charges of approximately $0.6 million recorded in connection with this new legislation, and determined to reverse the impairment charges due to changes in market terms that resulted in a decreased discount rate.

•
Gain on bargain purchase was approximately $4 million for the year ended December 31, 2014. In July 2014, the Company consummated the acquisition of three photovoltaic (solar) plants with an aggregate capacity of approximately 5.6MWp (the “Murcia PV Plants”). The Murcia PV Plants are ground mounted fixed technology plants located in Murcia, Spain, are already constructed and operating and were connected to the Spanish national grid in 2011. The Murcia PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The Murcia PV Plants and all associated assets and rights were purchased by the Company for an aggregate purchase price of approximately Euro 9.7 million (approximately $13.3 million).The Company’s results for the year ended December 31, 2014 do not include the results of the Murcia PV Plants for the six months ended June 30, 2014, as the closing date of the acquisition of the Murcia PV Plants was July 17, 2014.

The Company performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $4 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the information presented in this release.

•
General and administrative expenses were approximately $4.3 million for the year ended December 31, 2014, compared to approximately $3.5 million for the year ended December 31, 2013. The general and administrative expenses for the year ended December 31, 2014 included expenses in the amount of approximately $0.2 million in connection with the payment of bonuses to employees and aggregate expenses in the amount of approximately $0.7 million in connection with a pumped storage project in the Manara Cliff in Israel, a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel (Karish Tanin) and other due diligence and transaction expenses. The general and administrative expenses for the year ended December 31, 2013 included consultancy fees in connection with the transactions negotiated during 2013 of approximately $0.6 million, including the acquisition of the Veneto PV Plants and the loan agreement with Israel Discount Bank Ltd, offset  by proceeds received in connection with the enforcement of a bond received from a contractor of four of our photovoltaic plants that has entered into insolvency proceedings, in the amount of approximately $0.6 million.

•
Financing expenses, net were approximately $3.4 million for the year ended December 31, 2014, compared to approximately $2.5 million in the year ended December 31, 2013.The increase in financial expenses, net was mainly due to approximately $1 million of expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and interest payment and expenses due on and in connection with our Series A Debentures.

•
Company’s share of income of investee accounted for at equity was approximately $1.8 million for the year ended December 31, 2014 as the power plant operated by Dorad Energy, Ltd. (“Dorad”) successfully commenced commercial operations in May 2014.

•	Net income was approximately $6.6 million for the year ended December 31, 2014, compared to approximately $10.1 million for the year ended December 31, 2013, respectively.

•
Total other comprehensive loss was approximately $12.3 million for the year ended December 31, 2014, compared to other comprehensive income of approximately $6 million for the year ended December 31, 2013, mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

•	Adjusted EBITDA was approximately $11.7 million for the year ended December 31, 2014, compared to approximately $6.6 million for the year ended December 31, 2013.

•	Net cash provided by operating activities was approximately $3.3 million for the year ended December 31, 2014.

•
As of February 28, 2015, the Company held approximately $13.9 million in cash and cash equivalents, approximately $5 million in short-term deposits, approximately $5 million in marketable securities and approximately $4 million in restricted cash.

Dividend Distribution Policy

The Company’s Board of Directors adopted a dividend distribution policy (the “Policy”) pursuant to which the Company intends to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Dividend payments pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy.

Ran Fridrich, CEO and a board member of Ellomay commented: “The Company today reports a new dividend distribution policy approved by the Company’s Board of Directors. The Company will act to distribute dividends in a manner that will preserve its ability to invest in new projects and repay its liabilities and subject to the provisions of applicable law, relevant contractual undertakings and the approval of the Company’s Board for the distributions. During the fourth quarter we invested substantial efforts in the continued development of the pumped-hydro storage project in the Manara Cliff, Israel and entered into forward transactions in order to limit the impact of exchange rate fluctuations on the Company's balance sheet. In addition, the Company is examining a wide variety of projects, in various energy field and in a number of geographic areas.”

Information for the Company’s Series A Debenture Holders

As of December 31, 2014, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $21.5 million (consisting of approximately $14.2 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $44.9 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $27.7 million of cash and cash equivalents, short term deposits and marketable securities and net of approximately $9.9 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for for the years ended December 31, 2014 December 31, 2013 the Company deducted the gain on bargain purchase from the net income. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods. See the reconciliation between the net income (loss) and the Adjusted EBITDA presented at the end of this Press Release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Statements of Financial Position

	December 31,	December 31,
	2014	2013
	Unaudited	Audited
	US$ in thousands
Assets
Current assets

Cash and cash equivalents	15,758	7,238
Marketable Securities	3,650	-
Short-term deposits	4,944	5,153
Restricted cash	283	5,653
Trade receivables	214	134
Other receivables and prepaid expenses	5,929	4,357
	30,778	22,535
Non-current assets

Investments in equity accounted investees	27,237	24,601
Financial asset	1,912	389
Property, plant and equipment	93,513	93,671
Restricted cash	4,170	4,315
Other assets	1,477	1,419
	128,309	124,395

Total assets	159,087	146,930

Liabilities and Equity
Current liabilities

Loans and borrowings	677	19,454
Debentures	4,884	-
Accounts payable	1,229	2,154
Accrued expenses and other payables	4,134	5,311
	10,924	26,919
Non-current liabilities

Finance lease obligations	5,646	6,814
Long-term bank loans	4,039	11,050
Debentures	40,042	-
Other long-term liabilities	4,310	2,386
	54,037	20,250

Total liabilities	64,961	47,169
Equity
Share capital	26,180	26,180
Share premium	76,932	76,932
Treasury shares	(522)	(522)
Reserves	(8,127)	4,154
Accumulated deficit	(353)	(7,011)
Total equity attributed to shareholders of the Company	94,110	99,733
Non-Controlling Interest	16	28

Total equity	94,126	99,761

Total liabilities and equity	159,087	146,930

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

	For the three	For the	For the
	months ended	year ended	year ended
	December 31,	December 31,	December 31,
	2014	2014	2013
	Unaudited	Unaudited	Audited

Revenues	3,053	15,782	12,982
Operating expenses	(904)	(3,087)	(2,381)
Depreciation expenses	(1,382)	(5,452)	(4,021)
Impairment charges reversal	568	-	-
Gross profit	1,335	7,243	6,580

General and administrative expenses	(793)	(4,253)	(3,449)
Company’s share of income (losses) of investee accounted for at equity	152	1,819	*(540)
Other income (expense), net	(199)	1,438	*(42)
Gain on bargain purchase	307	3,995	10,237
Operating profit	802	10,242	12,786

Financing income	1,776	2,245	204
Financial income (expenses) in connection with derivatives, net	(725)	1,048))	*1,543
Financing expenses	(708)	(4,592)	(4,201)
Financing income (expenses) , net	343	(3,395)	(2,454)

Profit before taxes on income	1,145	6,847	10,332

Tax benefit (Taxes on income)	634	(201)	(245)

Net income for the period	1,779	6,646	10,087

Income (loss) attributable to:
Shareholders of the Company	1,785	6,658	10,068
Non-controlling interests	(6)	(12)	19
Net income for the period	1,779	6,646	10,087

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(2,762)	(3,199)	6,038

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(1,389)	(9,082)	-

Total other comprehensive income (loss)	(4,151)	(12,281)	6,038

Total comprehensive income (loss) for the period	(2,372)	(5,635)	16,125
Net earnings per share
Basic earnings per share	0.17	0.62	0.94
Diluted earnings per share	0.17	0.62	0.94

* During the current period the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
					Reserve	Presentation
					From	Currency		Non-
	Share	Share	Accumulated	Treasury	Foreign	Translation		controlling	Total
	capital	premium	deficit	shares	operations	Reserve	Total	interests	Equity
		US$ in thousands; Unaudited
For the year ended
December 31, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the year	-	-	6,658	-	-		6,658	(12)	6,646
Other comprehensive loss	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)

Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

	Attributable to shareholders of the Company
					Translation
					Reserve
					From		Non-
	Share	Share	Accumulated	Treasury	Foreign		controlling	Total
	capital	Premium	deficit	shares	Operations	Total	interests	Equity
	US$ in thousands; Audited
For the year ended
December 31, 2013

Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Net income for the year	-	-	10,068	-	-	10,068	19	10,087
Other comprehensive income	-	-	-	-	6,038	6,038		6,038
Total comprehensive income	-	-	10,068	-	6,038	16,106	19	16,125
Transactions with owners
of the Company, recognized
directly in equity:
Cost of share-based
payments	-	522	-	-	-	522	-	522
Balance as at
December 31, 2013	26,180	76,932	(7,011)	(522)	4,154	99,733	28	99,761

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended December 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from operating activities

Income for the period	1,779	6,646	10,087

Adjustments for:

Financing expenses (income), net	(343)	3,395	*2,454
Gain on bargain purchase	(307)	(3,995)	(10,237)
Impairment charges reversal	(568)	-	-
Depreciation	1,382	5,452	4,021
Cost of share-based payment	-	-	522
Company’s share of losses (income) of investee accounted for at equity	(152)	(1,819)	540
Decrease in trade receivables	220	95	218
Decrease (increase) in other receivables and prepaid expenses	2,673	(1,631)	1,783
Decrease (increase) in other assets	(122)	(797)	*54
Increase (decrease) in accrued severance pay, net	-	29))	22
Increase (decrease) in accounts payable	(435)	(498)	376
Increase (decrease) in other payables and accrued expenses	(380)	498	(1,450)
Taxes on income (tax benefit)	(634)	201	245
Taxes paid	(281)	(461)	(458)
Interest received	85	212	137
Interest paid	(1,154)	(3,933)	(1,925)
	(16)	(3,310)	(3,698)

Net cash provided by operating activities	1,763	3,336	6,389

* During the current period the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	For the three months ended December 31, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	(617)	(709)	(9,152)
Acquisition of subsidiary, net of cash acquired	(60)	(13,126)	(30,742)
Investment in equity accounted investees	-	(4,058)	(4,372)
Proceeds from (investment in) deposits, net	(4,944)	209	137
Investment in marketable securities	(3,687)	(3,687)	-
Settlement of forward contract	-	-	(169)
Proceeds from restricted cash, net	5	5,306	1,519

Net cash used in investing activities	(9,303)	(16,065)	(42,779)

Cash flows from financing activities:

Repayment of loans	(94)	(25,702)	(7,818)
Repayment of debentures	(5,151)	(5,151)	-
Proceeds from loans and Debentures, net	-	55,791	17,692

Net cash provided by (used in) financing activities	(5,245)	24,938	9,874

Exchange differences on balances of cash and cash equivalents	(1,464)	(3,689)	462

Increase (decrease) in cash and cash equivalents	(14,249)	8,520	(26,054)
Cash and cash equivalents at the beginning of period	30,007	7,238	33,292

Cash and cash equivalents at the end of the period	15,758	15,758	7,238

Reconciliation of Net income to Adjusted EBITDA (in US$ thousands) (Unaudited)

	For the three months ended December 31,	For the year ended December 31,	For the year ended December 31,
	2014	2014	2013
Net income for the period	1,779	6,646	10,087
Financing expenses (income), net	(343)	3,395	*2,454
Taxes on income (Tax benefit)	(634)	201	245
Depreciation	1,382	5,452	4,021
Impairment charges reversal	(568)	-	-
Gain on bargain purchase	(307)	(3,995)	(10,237)
Adjusted EBITDA	1,309	11,669	6,570

* During the current period the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.